Mail Stop 3561

January 22, 2010

Anson Yiu Ming Fong
Sino Green Land Corporation
6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guang Zhou
People's Republic of China 511490
86-20-84890337

> **Re: Sino Green Land Corporation**
> **Registration Statement on Form S-1**
> **Filed December 23, 2009**
> **File No. 333-164006**

Dear Mr. Fong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Cover Page

1. Please provide a "subject to completion" legend. Refer to Item 501(b)(10) of Regulation S-K.

2. We note that your common stock is quoted on the OTC Bulletin Board. Please revise your cover page to state that your securities are quoted on the OTC Bulletin Board and identify the trading symbol.

Prospectus Summary, page 1

Organization, page 1

3. To assist in understanding the various entities that comprise your family of companies, please provide a chart that depicts the ownership structure you describe here. Please also explain what role each of these entities plays in your operations.

The Offering, page 2

4. Please provide a brief summary of the terms of the warrants.

5. We note your reference to footnote 1 and your indication that the total number of shares outstanding does not include 11,363,635 shares that are issuable upon conversion of your Series A convertible preferred stock, 11,363,635 shares that are subject to an option and 8,300,000 shares of common stock issuable upon exercise of warrants. Compare this disclosure with the disclosure that appears in your risk factors on page 13, where you indicate that 40,112,120 shares of common are subject to warrants and you also mention an option to purchase 6,500,000 shares and 5,200,000 warrants. Please ensure that you have consistently and clearly explained the number of shares that are not presently outstanding but are subject to issuance upon exercise or conversion of additional outstanding securities, such as you appear to have done on page 19.

Risk Factors, page 4

We are dependent upon a small number of suppliers, page 5

6. Please quantify the nature of the risk you discuss here so as to place the risk in specific terms. For example, disclose how many suppliers you have entered into long-term contracts with and how much, if any, of your products you have historically bought on shorter, less favorable terms.

If We Make Any Acquisitions…, page 6

7. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." Please either eliminate any such generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the first risk factor on pages 6 and 8 contain generic risk disclosure that could apply to any company

and appear to be speculative with respect to your business. Please review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K and Updated Staff Legal Bulletin No. 7 available on our website at www.sec.gov/interps/legal/cfslb7a.htm.

Risks Associated with companies conducting business in the PRC, page 7

8. The first risk you discuss here is generic in that you do not mention any specific changes that will be adverse to you. Please either revise to discuss why PRC measures to transition to a more market-oriented economy will have a negative effect on you or remove the risk.

Risks Associated With Investing in our Common Stock, page 12

Because of Our Low Stock Price…, page 12

9. Considering your disclosure on page 19 that your stock has not been quoted at a price above $0.40 in the last two years, please expand your disclosure to explain your statement on page 12 under the above subheading that you do not believe your stock meets the definition of "penny stock."

The market for our common stock may be affected…, page 13

10. Revise to clarify how the reset provisions function under the circumstances you describe. For example, explain how the exercise prices will be adjusted if either of the events you describe take place.

Use of Proceeds, page 13

11. We note your disclosure on page 13 that if the warrants which overlie the shares you are registering are exercised, you will receive proceeds of approximately $1.8 million. Please state the principal purposes for which these net proceeds are intended to be used and the approximate amount intended to be used for each such purpose.

Selling Shareholders, page 14

12. Please update the table that appears on page 14 as of a current date. Please also revise footnotes 2 and 3 for Silver Rock and Celenian Appreciation Fund, respectively, to explain whether the shares beneficially owned are currently outstanding or are subject to exercise or conversion. You provide similar disclosure in footnote 1 with respect to the beneficial ownership of T Squared Investments.

August 2009 Private Placement, page 15

13. On page 16, you indicate that each share of Series A Convertible Preferred Stock is convertible into 11.36 shares of common stock. The table on page 15, however, would seem to provide for a much larger conversion ratio considering, as an example only, 700 shares of Series A Convertible Preferred Stock results in 7,954,545 shares of common stock. Please revise or advise.

14. We note your statement in the second full paragraph of page 16 that holders of your series A preferred stock "have no voting rights." Based on the following discussion, it appears that holders of your series A preferred stock will have limited voting rights. Please revise or advise.

15. The last paragraph on page 16 states that in the event that you issue common stock at a price less than the exercise price of the $0.25 warrants, the exercise price of the warrants "is reduced on a formula basis." Please expand your disclosure to provide this formula.

Market for Common Stock and Shareholder Matters, page 19

16. Please revise the first sentence of this section on page 19 to state that your common stock is quoted, as opposed to traded, on the OTC Bulletin Board.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Overview, page 20

17. In the last paragraph on page 20, you indicate that as of September 30, 2009, you had paid a total of $20.8 million. Clarify to whom and for what purposes these payments were made. We presume that you are referring to the lease agreements but your indication here is not clear. Also, the total amount you paid under lease agreements on page 27 appears to amount to a slightly lesser amount than $20.8 million. Please clarify.

Years Ended December 31, 2008 and 2007, page 24

Gross Profit and Profit Margin, page 25

18. We note your disclosure on page 25 that your sales prices and costs remained relatively stable between 2008 and 2007. We note your similar disclosure on page 24 regarding the first nine months of fiscal year 2009. Please discuss whether this is a trend that you expect to continue and the effect that you expect it

will have on your continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

General and Administrative Expenses, page 25

19. You state on page 25 that your administrative expenses increased 374.9% for fiscal year 2008 versus 2007 primarily as a result of a $0.45 million increase in your business promotion expenses and daily operation expenses. Please expand your disclosure to describe the reasons for the increases in each of these categories of expenses. Also, to the extent material, please describe the reason(s) for the remaining $0.35 million increase in administrative expenses.

Liquidity and Capital Resources, page 26

20. We note your disclosure in the fourth full paragraph on page 21 that you plan to invest in a larger processing line and packing house, including the construction of your own cold storage facility. Please expand your disclosure under "Liquidity and Capital Resources" to discuss the status of these plans, including whether you have made any capital commitments related to these plans and how you expect these plans may affect your future revenues. Refer to Item 303(a) of Regulation S-K.

21. Please also discuss your plans to expand your business and any intentions you have to acquire more leasehold interests. In this regard, we note that you have limited working capital to enter into new leases.

22. Please expand your disclosure to address your January 14, 2010 announcement regarding T Squared Investments LLC's investment of an additional $1 million. Please also update the disclosure that appears on page on page 15 relating to the August 2009 Private Placement, to reflect the increased investment and beneficial ownership of the entities that participated in the private placement.

New Accounting Pronouncements, page 29

23. We read your disclosure on page 29 which states "[w]e do not believe that the warrants that were issued by Organic Region in 2008 or by us in August 2009 are treated as derivatives under EITF 07-5." We note you have 5,115,000 and 33,612,120 common stock warrants issued during 2008 and 2009, respectively. We also read your disclosure on page F-18 that the exercise price of the 2009 warrants decreases if your pre-tax income per share for 2009 is below certain thresholds. It is unclear how you consider pre-tax income as a valuation input in determining whether the warrants are indexed to your own stock. In this regard, please provide us the step 2 analysis under ASC 815-40-15-7C with respect to the warrants issued in August 2009. In addition, if you determine your warrants issued in August 2009 are not indexed to your own stock, then advise us how you

determine their classification within equity is appropriate given your disclosure on page F-18.

24. With respect to the 2008 warrants, please provide us similar analysis including the terms of the warrants in your response. In addition, we note you did not provide disclosures related to the terms of the 2008 warrants. In that regard, we believe you should provide additional disclosures related to their terms and accounting in a footnote to the financial statements.

Business, page 32

25. Please revise this section to discuss the status of your China Green Food Distribution Hub located in the Guangzhou Yuncheng Wholesale Market as announced in your November 23, 2009 press release. Please also revise your disclosure to discuss the status of your agreement to supply green foods to East Timor, as announced in your January 11, 2010 press release. Refer to Item 101(h)(4) of Regulation S-K.

26. Please provide us with your analysis regarding why your entry into the agreement to supply green foods to East Timor was not reported on a Form 8-K as it appears that the revenues you expect to generate may be material to your business.

Our Industry and Market Trends, page 32

27. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements that you make on page 32 under the subheading "Background" regarding the 2004 USDA presentation on the world fresh food market, and under the subheading "Industry Structure" regarding the PRC's fruit production structure. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

Competition, page 36

28. Please characterize as your opinion the statement that your products are viewed as high quality products by your customers. Please also tell us the basis for your belief.

Property, page 39

29. Please discuss the warehouse base you reference on page 21, located in Luo Chuan, Shaanxi.

Management, page 40

Committees, page 41

30. Under the above subheading on page 41 you state that you have one independent
    director. Please identify this director or provide a cross-reference to this
    disclosure on page 43. Refer to Item 407(a) of Regulation S-K.

Executive Compensation, page 41

Summary Compensation Table, page 41

31. Please update your executive compensation disclosure to provide compensation
    information for the fiscal year ended December 31, 2009. Please refer to 217.11
    of our Regulation S-K Compliance and Disclosure Interpretations available on our
    website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

32. Please discuss your rationale, as you state on page 42, for not including in your
    Summary Compensation Table the benefits given to your officers that are
    required by the PRC government.

Employment Agreements, page 42

33. Please briefly explain the terms of the bonuses that were provided for in the
    various employment agreements.

Consolidated Financial Statements for the Nine Months Ended September 30, 2009, page
F-1

Consolidated Balance Sheets, page F-2

34. We note the significant increase of line item advances for construction from
    $497,568 as of December 31, 2008 to $2,433,900 as of September 30, 2009.
    However, you disclose on page F-8 that the balances are advances to suppliers
    which represent advances to certain vendors for purchase of their products. If it is
    true that they represent advances to suppliers, please revise your balance sheet
    caption to properly reflect the nature of this line item. Also, explain to us the
    significant increase of the advances since December 31, 2008.

35. We note from Note 2 on page F-7 that you consolidated Guangzhou Greenland, a
    VIE, in which you are the primarily beneficiary and that your chief operating
    officer is the 100% owner of Guangzhou Greenland. In this regard, please
    explain to us why you did not reflect minority interests within equity with respect
    to the VIE.

Consolidated Statements of Income and Other Comprehensive Income, page F-3

36. Please revise your earning per share data to the nearest cent in order not to imply a greater degree of precision than exists.

Consolidated Statements of Cash Flows, page F-4

37. Please separately disclose the proceeds from the issuance of your common stock versus those from the issuance of preferred stock. In this regard, we note you commingled the two sources of financing in your presentation.

38. Explain to us the nature of payment to issuance of convertible notes of $502,684 within cash flow from financing activity.

Notes to Unaudited Consolidated Financial Statements, page F-5

1. Organization and Description of Business, page F-5

39. We note the acquisition of Zhuhai Organic was accounted for at historical cost. We also read your disclosure that one of NI Group's stockholders who held a 13.5% interest in NI Group was also a 50% stockholder in Organic Region. Generally, only the transactions between entities under common control would be accounted for at historical cost and we are unclear if this would apply in your situation. Please advise us and disclose the ownership structures of NI and Organic Region and their relationships. Please explain to us how you determined that it is appropriate under GAAP in accounting for the transaction using historical costs given the above referenced stockholder's 13.5% ownership interest in NI Group, or revise. Please be detailed in your response.

2. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

n. Subsequent Events, page F-12

40. We note your disclosure that you evaluated subsequent events up to August 12, 2009, the date in which your second quarter Form 10-Q was available to be issued. Please revise this footnote to disclose the proper date through which you evaluated the subsequent events.

4. Due From/(To) Related Parties, page F-14

41. Please expand to disclose in more detail the nature of the various transactions resulting in the amounts due from/(to) affiliates. Further, disclose your policy for evaluating the collectability of these amounts due from related parties.

5. Long-Term Prepayments, page F-14

42. We read your disclosure that you have entered into land lease and developing agreements with a number of farming cooperatives. It is unclear from your disclosure if you enter into the land leases with the farming cooperatives or the PRC government as it appears that the government owns the land in PRC. Please clarify for us and revise your disclosure.

43. Please explain to us in more detail the terms of the development agreements and how you account for the agreements with the farming cooperatives in the financial statements. It appears the agreements are intangibles which offer you first priority purchase rights with respect to the production of the farming cooperatives.

44. We note your disclosures on page 38 that you provide technological support to the farming cooperatives to enhance their productivity. In that regard, tell us and disclose the nature of the support and how you account for it in the financial statements.

45. We note your consideration of prepayments of the land leasing payments as a long term asset and that you amortize the asset using straight line method over a 25 year life. We also note your disclosures on page F-31 that the amortization or rent expenses were recorded within general and administrative expenses rather than within cost of good sold. Since you offer free rent to the farmers in exchange of your first priority purchase rights, we believe that the rent expenses should have been recorded within the cost of good sold line item as they are directly related to the purchase. Please explain.

8. Equity Transactions, page F-16

46. We note your issuance of free standing 33,612,120 common stock warrants and 1,000,000 options to purchase Series A convertible preferred stock in connection with their private placements of common stock and Series A convertible preferred stock on August 3, 2009 and August 7, 2009. In this regard, tell us and disclose how you allocate the proceeds between the common stock/Series A convertible preferred stock, the related options and warrants.

47. Refer to your disclosure on page F-18 on adjustments to conversion/exercise prices. We note your disclosures of the use of "net income, as defined, per share" and "pre-tax income per share" interchangeably as thresholds in determining the various adjustments to be made to the conversion and the exercise prices of the Series A preferred stock and common stock warrants. Please clarify for us if "net income, as defined, per share" and "pre-tax income per share" refer to the same threshold and provide their definitions in your disclosures.

48. In addition, it appears that you did not bifurcate the conversion feature of the Series A preferred stock and account for it separately as a derivative in the consolidated balance sheets. In light of the non-conventional conversion features of the Series A convertible preferred stock, please explain to us how you consider the guidance under ASC 815-10-15, 815-15-5, 25, 35 in determining your accounting for the Series A convertible preferred stock.

49. Refer to the last paragraph on page F-18. We note your disclosures that "… these warrants were classified as equity and accounted for as common stock issuance costs. Under the Black-Scholes pricing model to calculate the fair value of the warrants as of the issuance date and charge it as warrant expense for $290,091 …." In that regard, advise us the appropriateness of your accounting under GAAP behind the recordation of the warrants within equity and expense in the income statements. We are unclear about the appropriateness of the warrants' classification and why you did not allocate a portion of your offering proceeds based on the fair value of the warrants grant date instead of expensing it. Cite the relevant accounting literature to support your accounting.

Report of Independent Registered Public Accounting Firm, page F-22

50. We note that the independent auditors report refers to the financial statements of Organic Region Group Ltd. and Subsidiaries. In light of the fact that the current name of the reporting company is Sino Green Land Corporation, please revise your independent auditor's report to refer to the financial statements of Sino Green Land Corporation (formerly Organic Region Group Ltd and Subsidiaries). Please make similar conforming changes throughout your December 31, 2008 financial statements and footnotes.

Consolidated Financial Statements for the year ended December 31, 2008, and 2007, page F-23

51. We note you have retroactively restated your weighted average number of shares outstanding used in your earnings per share calculations for the nine months ended September 30, 2009, and 2008. However, it does not appear that you have retroactively adjusted the weighted average shares outstanding and earnings per share in the December 31, 2008, and 2007 financial statements, please revise. Also, the historical stockholders' equity of the accounting acquirer should be adjusted to reflect the exchange ratio and any difference in the par value of the stock, as would ordinarily be required. Share activity of the accounting acquirer in a reverse merger accounted for as a recapitalization should be recast using the ratio of shares issued by the legal acquirer in the transaction over shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split. Please revise your statements of stockholders' equity accordingly. You may refer to the guidance in Section I.F of the Division of

Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074.

Consolidated Statements of Income for the years ended December 31, 2008 and 2007, page F-24

52. We note your presentation of "net sales" on the face of the statements of income. Please explain to us, and disclose in the notes to the financial statements, the nature of the amounts recorded as a reduction of sales to arrive at the "net sales" amount. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments. You may also do so parenthetically.

Consolidated Statements of Cash Flows, page F-26

53. We note your presentation of long-term prepaid expense as related to the prepaid rent for the land leases as an investing activity. However, it appears that it should be presented as an operating activity rather than an investing activity. Please explain.

Notes to Consolidated Financial Statements, page F-27

2. Basis of Presentation and Summary of Significant Accounting Policies
i. Revenue Recognition, page F-31

54. We note your statement that "[d]iscounts provided by vendors are not recognized as a reduction in sales provided the coupons are redeemable at any retailer that accepts coupons." In that regard, please clarify in your disclosures on how the discounted coupons are issued and redeemed.

10. Income Taxes, page F-38

55. Please revise to disclose the aggregate dollar and per share effects of the tax holiday you disclose. See SAB Topic 11.C.

56. We note your disclosures that you have accumulated operating losses for income tax purposes and that you have provided full valuation allowance for the deferred tax assets arising from the losses as of December 31, 2008 and 2007. In that regard, explain to us how you have incurred these losses in light of your reporting net income and positive retained earnings in the financial statements for the periods presented. Also, please provide disclosures in accordance with ASC 740-10-50 or explain to us why you are not required to do so.

Item 15. Recent Sales of Unregistered Securities, page II-2

57. Beginning on page II-2, you disclose transactions that occurred on January 15, 2009, April 27, 2009, April 29, 2009 and August 7, 2009 in which you issued securities in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. Please either discuss why you did not file a Form D with respect to each of these transactions, or if appropriate, remove your indication that you relied on Regulation D and expand your disclosure to provide a brief synopsis of the facts that enabled you to rely on Section 4(2).

Item 17. Undertakings

58. Please revise your undertakings to utilized the language set forth in the applicable sections of Item 512 of Regulation S-K.

Signatures, page II-7

59. Please revise your signature page to ensure that it reflects the language of Form S-1. It appears that your signature currently reflects the language of Form S-3.

Exhibit 5.1

60. Please have counsel revise to include a reference that the opinion is being provided by Sichenzia Ross, who serves as counsel to you. Please also specify the number and type of securities that are being offered and opined upon, rather than refer to "securities."

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Babula, Staff Accountant , at (202) 551-3339 or, in his absence, Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Asher Levitsky, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via Facsimile (212) 930-9725